UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange,
55188 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Registered Direct Offering

On October 30, 2025, VCI Global Limited. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with a single fundamental institutional investor (the “Purchaser”), pursuant to which the Company agreed to issue and sell to the Purchaser an aggregate of 2,777,778 ordinary shares (the “Shares”), no par value per share (or ordinary share equivalents in lieu thereof), at an offering price of $1.80 per Share in a registered direct offering (the “Offering”).

The Offering is expected to close on October 31, 2025, subject to the satisfaction of customary closing conditions. The Company will receive gross proceeds of $5,000,000 before deducting the placement agent fees and other offering expenses payable by the Company. The proceeds from the Offering are intended to be used for working capital and general corporate purposes.

Rodman & Renshaw LLC is acting as the exclusive placement agent for the Offering.

The representations, warranties and covenants contained in the Purchase Agreement were made only for the purpose of such agreement and as of specific dates, were solely for the benefit of the parties to the Purchase Agreement and may be subject to limitations agreed upon by the contracting parties.

The Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-279521), filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2024, and declared effective by the Commission on May 28, 2024 (the “Registration Statement”). A final prospectus supplement and accompanying prospectus relating to the Offering will be filed with the Commission on or around October 31, 2025. Electronic copies of the final prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting Rodman and Renshaw LLC at 600 Lexington Avenue, 32nd Floor, New York, New York 10022, by phone at (212) 540-4414 or e-mail at placements@rodm.com.

This Report on Form 6-K does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 30, 2025	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

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